Exhibit 4.6

CENTRAL SHIPPING INC

Private and Confidential

To:

The Board of Directors

Rubico Inc.

1 Vas. Solias & Meg. Alcxandrou Str.

15124 Maroussi

For the attention of: Ms. Kalliopi Ornithopoulou (CEO)

Date:                , 2023

Subject:     Offer letter for the provision of management services.

Dear Sir(s)

This offer letter outlines the management services that Central Shipping Inc. (the “Manager”) is in a position to offer to Rubico Inc for its current and future fleet and the relevant fees for these services.

Introduction:

Central Shipping Inc. is a Marshall Islands company, dedicated to provide quality ship management services for both tanker and dry bulk vessels. The company has assembled a team of senior shipping professionals who have been working together for over ten years accumulating extensive experience and expertise in the technical and commercial management of large, diversified fleets. Our company is financially strong, viable and is committed to provide world-class shipmanagement services that meet or exceed safety and environmental requirements. Our mission is to set the standards for safe and environmentally friendly sea transportation of goods with ships crewed and operated by motivated professional and well-trained seaborne and shore personnel.

Below is our proposed fees and commissions for the services that we are able to provide you with.

Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 Phone : +30-210-8128260	Page no. 1 of 4

CENTRAL SHIPPING INC

Type of Management:	Technical, Operations, Insurance, Bunkering, Crew, Provisions, Accounting & Reporting, Commercial, Chartering, Sale and Purchase, Newbuilding supervision, Legal and administrative services.
Duration of Contract:	Five (5) years, thereafter renewal for successive five (5) year terms.
Notice of Termination:	18 months.
Termination Fees:	Fees for 12 months.
Management Fee:

EURO 600 per day per vessel for Technical, Commercial, Crew Management, Insurance, Provisions and Bunkering. Applicable 3 months prior delivery from the shipyard in case of newbuilding vessels.

• Accounting, Reporting, Legal and Administrative Services at cost.

Annual Increase:	Based on total percentage increase in the U.S. Consumer Price Index over the previous year, but not less than 2% and not more than 5%.
Sales and Purchase Commission: a) Newbuilding Contract

a) 1% of the contract price of the vessel as that is stipulated in the relevant newbuilding contract to be due as follows:

•        25% of the fee on notice from the shipyard that the steel cutting has commenced,

•        25% of the fee on notice from the shipyard that the keel laying cutting has commenced,

•        25% of the fee on notice from the shipyard that the launching has taken place and

•        25% of the fee on delivery of the vessel from the shipyard.

Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 Phone : +30-210-8128260	Page no. 2 of 4

CENTRAL SHIPPING INC

b) Second Hand Vessel	b) 1% of the sale or the purchase price payable simultaneously with payment of sale or purchase price.
N/B Construction - Supervision Fee:	7% of actual supervision cost.
Managers' Superintendent's Fee beyond 10 days per annum:	USD 573 per day, plus actual expenses.
Commission on derivative agreements and new loan financing or loan refinancing:	0.2% payable on first drawdown.
Commission on all hires / gross freight /demurrage/ ballast Bonus:	1.25%
Annual Performance Incentive Fee:	At your discretion.

1.     Managers shall be entitled to receive additional remuneration for any increase in administrative costs and expenses resulting from the introduction of a new, or a change in the interpretation of applicable laws and regulations, or concerning ship management services.

2.     Owners to pay the deductible of any insurance claim relating to the Vessel, or for any claim that is within such deductible range. All insurance related rebates to be for the benefit of the Manager.

3.     Owners to pay any tax, dues, or ransom in a case of piracy, or fines imposed on vessel or Managers, due to the operation of the vessel.

4.     The above management fees are agreed and will apply to all vessels acquired by Rubico Inc subsequent to the date of this offer letter and for as long as this management agreement is in place.

Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 Phone : +30-210-8128260	Page no. 3 of 4

CENTRAL SHIPPING INC

Acknowledgment and Acceptance

Please acknowledge your acceptance of the terms of our offer by signing the confirmation below and kindly return a copy of this letter and initialise a copy of the (BIMCO) Standard Ship Management Agreement (Shipman 98) as amended and attached herewith.

After acceptance of this offer letter and attached management agreement, same shall be binding upon the parties hereof Rubico Inc. and the Manager and shall not be terminated by reason of a change of control of either Rubico Inc. or the Manager.

If you have any questions regarding this letter or the attached Management Agreement please do not hesitate to contact us.

Yours Faithfully

Central Shipping Inc.	Accepted	: Rubico Inc.

	Signature	:

	Name	: Kalliopi Ornithopoulou

	Title	: CEO

	Date	:

Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 Phone : +30-210-8128260	Page no. 4 of 4